SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Senior Management Changes

5 July 2012

Aviva announces senior management changes

Following the appointment of John McFarlane as Chairman on 1 July 2012, and the approval by the group Board of the revised strategic plan, Aviva announces a number of changes to senior management. These will take effect immediately:

· David McMillan will take up a new appointment as Director Group Transformation to manage the implementation of the new strategic plan across the group, reporting to John McFarlane. David was formerly Chief Executive, UK & Ireland General Insurance. Since this is an important new role, further details are contained in the attached notes to editors.

· Robin Spencer will replace David as Chief Executive, UK & Ireland General Insurance*, with responsibility for leading Aviva's largest general insurance business and one of its most profitable business units. Robin will remain a member of the Group Executive reporting to John McFarlane and Trevor Matthews.

· John Lister will replace Robin in a new expanded role as Group Chief Capital and Risk Officer* combining both functions and eliminating duplication between them. John will join the Group Executive reporting to John McFarlane for Risk and Pat Regan for Capital.

· After 12 years at Aviva as Group Human Resources Director, John Ainley has decided that the time is right for him to leave the group. Carole Jones will become Acting Group HR Director* and join the Group Executive reporting to Kirsty Cooper, Head of the Office of the Chairman, pending the appointment of a permanent replacement.

New senior management structure

An important recent development has been the elimination of various management committees as we emphasise individual accountability and speed up decision-making and execution.

We consider it important that the senior management of the Company has a single purpose and to this end the senior management will now meet regularly in three groups:

       · Office of the Chairman will consist of the most senior group level executives, John McFarlane, Pat Regan, Trevor Matthews, David McMillan and Simon Machell, and will meet weekly.

       · Group Executive will consist of the executives above and other members of the senior executive team. It will meet bi-monthly. The additional Group Executive members are:

                 - David Barral, Robin Spencer, John Lister, Cathryn Riley, Philippe Maso, Amanda Mackenzie, Kirsty Cooper, Maurice Tulloch**, Paul Abberley and Carole Jones.

       · Senior Management Group will consist of around 90 of the most senior managers. This group will meet twice a year to reinforce priorities and to develop a high performance culture at the most senior level.

Mr McFarlane, Aviva's Chairman said:

"The search for a new CEO internally and externally is in progress advised by Spencer Stuart. I would expect an appointment to be made at the beginning of the new year, or shortly thereafter.

"In the meantime, it is essential that we have the right people in place to implement the strategic plan and to achieve higher financial strength and performance. I am aware of past concerns regarding the frequency of management changes at Aviva; nevertheless I judge these new appointments to be essential.

"I wish to express special thanks to John Ainley for his significant contribution over his 12 years at Aviva, and wish him well for the future.

"Aviva now has a senior management team which I believe has the right mix of experience and insurance expertise to deliver Aviva's strategic plan."

Enquiries:

Media

Nigel Prideaux                                                                                                                                           +44 (0)20 7662 0215
Andrew Reid                                                                                                                                             +44 (0)20 7662 3131

Analysts
Charles Barrows                                                                                                                                       +44 (0)20 7662 8115
David Elliot                                                                                                                                               +44 (0)20 7662 8048

Notes to editors:

Director Group Transformation

Following the appointment of John McFarlane as Chairman of Aviva on 1 July and the Board's approval of the Group strategy at its meeting this month, Aviva announces today the appointment of David McMillan as Director Group Transformation into a pivotal appointment reporting to Mr McFarlane and working closely with Pat Regan to manage the implementation of the new strategic plan across the group.

This new role will have the following three responsibilities:

1. Refocus and optimise the group business portfolio

In the recent strategic review we identified 58 individual business segments across the group and concluded there were:

         · 15 segments with unusually high return or growth
         · 27 segments that are currently producing and likely to produce returns close to the group's required return, but will require significant improvement
         · 16 segments that are currently producing or will prospectively produce returns below the group's required return that will be exited

The role will work particularly closely with group Strategy on the execution of the businesses to be exited, and with the other senior business heads on the segments requiring growth and/or performance improvement.

2. Achieve financial strength and performance improvement

Today Aviva also announced new target economic capital levels***of 160-175% of required capital, that will require additional capital to be released. As part of achieving this, the role will:

         · Ensure the required capital is released from the exit of non-core segments and the performance improvement programme. In addition he will implement a dynamic process of reallocating capital across the group's business portfolio.

        · Negotiate new business plans for all segments, which will be followed by a quarterly formal review of each segment, followed by remedial action where appropriate, and report on progress at each Aviva Board meeting.

        · Seek opportunities for new revenue growth in the developed and growth markets segments; as well as cross-segment revenue streams from our 43 million customers, that has to date eluded us, particularly in countries where we are a composite.

       · Achieve a significant reduction on the group's cost-income ratio and a more effective allocation of expenses across the business portfolio. In particular, he will conduct a review of group overheads and in particular, the group centre and other support, technology and operating costs across the group.

· Work with the Chief Operations Officer, to improving the operational and technological base of the group, leveraging the online space, new technologies, promoting a standard architecture and operating platform, as well as higher and more reliable customer service and profitability.

3. Build a high-performance ethic across Aviva

In addition, the Director of Transformation will oversee:

         · The completion of the de-layering programme from 9 to 5 intervening management layers between the CEO and operational staff.

         · The implementation of a group-wide cultural and values change programme to achieve a high-performance ethic, employing stretch goals and more rigorous performance management.

         · The elimination of the high level of unnecessary bureaucracy that currently exists at Aviva, whilst maintaining strong risk controls.

Biographies

          · David McMillan was appointed CEO, Aviva General Insurance in January 2010. In March 2012 he took on additional responsibility for Aviva's general insurance business in Ireland, becoming CEO, Aviva UK & Ireland General
            Insurance. He joined Aviva's group executive committee in April 2012. Previously, David was chief operating officer for Aviva UK General Insurance (appointed November 2007). He has held the positions of chairman of Aviva
            Global Services and non-executive director of Aviva Health.

         · Robin Spencer was appointed Aviva's chief risk officer and a member of the group executive committee in January 2010. He was previously chief executive officer, Aviva Canada, providing strategic direction for Aviva's general insurance businesses in Canada. Prior to becoming CEO, Robin was chief financial officer of Aviva Canada, a role he assumed in January 2005. Before that, he was global finance transformation director for Aviva group. Robin is currently Chairman of the European CRO Forum.

        · John Lister has 25 years' experience at Aviva, most recently as group chief capital officer. Prior to this he was UK Life Assurance chief financial officer, a role which included responsibility for the reattribution of the inherited estate in 2009. In 2003 he was appointed with-profits actuary for all Norwich Union life companies until he became chief actuary in 2005.

       · Carole Jones has 22 years' experience at Aviva, most recently as HR Director, Group Functions and Aviva Investors. She was previously Director of Global HR Strategy and Organisation Development and prior to this she led
         HR for the North America region. She has also worked as both HR director and employee engagement director for Norwich Union Life (now Aviva UK).

* Appointments subject to regulatory approval.

** Maurice Tulloch, President and CEO, Aviva Canada, joins the Group Executive.

*** The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessments and capital management policies. The term `economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for, through a period of five years of stressed contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 July, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary